Ameriprise Financial, Inc. 802 Ameriprise Financial Center Minneapolis, MN 55474
January 9, 2015
Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Ameriprise Financial, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 001-32525
Dear Mr. West:
We refer to the comment letter dated December 9, 2014 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2013 filed on February 27, 2014 for Ameriprise Financial, Inc. (the “Company”).
We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by our response in plain text.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Date, page 102
Note 2. Summary of Significant Accounting Policies, page 111
Principles of Consolidation, page 111

1.	We note your consolidation policy related to variable interest entities (“VIEs”). Please revise your future filings to address the following:

•	Expand your disclosure to discuss how you assess your rights in determining if you have the power to direct the activities of the VIE that most significantly impact the VIEs economic performance.

•
In your discussion of VIEs evaluated for consolidation that are not money market funds or investment companies you state that “when determining whether the Company stands to absorb the majority of a VIE’s expected losses or receive a majority of VIE’s expected returns, if the Company determines it has control over the activities that most significantly impact the economic performance of the VIE and it will absorb a majority of the VIE’s expected variability, you will consolidate the VIE”. Explain how your disclosure here is consistent with the guidance in ASC 810-10-25-38.

•
In your discussion of VIE’s that will be consolidated when you have both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE, clarify how the calculation of variability, based on an analysis of projected probability-weighted cash flows based on the design of a particular VIE, complies with the guidance in ASC 810-10-25-38A(b) in determining whether losses and benefits could potentially be significant to the VIE.

•
Expand the examples of entities assessed for consolidation under the different frameworks described in your policy discussion to include the entities described on page 122 (Note 4 - Consolidated Investment Entities), to increase transparency as to the basis for entities consolidated (e.g. CDO’s, pooled investment vehicles, etc.).

•	Please provide us with a draft of your revised disclosure.
Company Response:
The Company’s accounting policies are consistent with the guidance in both ASC 810-10-25-38 and ASC 810-10-25-38A(b), as applicable. Commencing with our Form 10-K for the year ended December 31, 2014, we will clarify and expand our discussion of consolidation accounting policies related to your comments. The following is an example of the disclosure we will include in future filings:
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation
Voting interest entities (“VOEs”) are those entities that do not qualify as a VIE. The Company consolidates VOEs in which it holds a greater than 50% voting interest. The Company generally accounts for entities using the equity method when it holds a greater than 20% but less than 50% voting interest or when the Company exercises significant influence over the entity. All other investments that are not reported at fair value as trading or Available-for-Sale securities are accounted for under the cost method when the Company owns less than a 20% voting interest and does not exercise significant influence.
A VIE is an entity that either has equity investors that lack certain essential characteristics of a controlling financial interest (including substantive voting rights, the obligation to absorb the entity’s losses, or the rights to receive the entity’s returns) or has equity investors that do not provide sufficient financial resources for the entity to support its activities. An entity that meets one of these criteria is assessed for consolidation under one of the following models:

•	If the VIE is a registered money market fund, or is an investment company, or has the financial characteristics of an investment company, and the following are true:

(i)	the reporting entity does not have an explicit or implicit obligation to fund the investment company’s losses; and

(ii)	the investment company is not a securitization entity, asset backed financing entity, or an entity previously considered a qualifying special purpose entity, then, the VIE will be consolidated by the entity that determines it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. Entities that are assessed for consolidation under this framework include hedge funds, property funds (pooled investment vehicles), private equity funds and venture capital funds.
When determining whether the Company will absorb the majority of a VIE’s expected losses or receive a majority of a VIE’s expected returns, it analyzes the purpose and design of the VIE and identifies the variable interests it holds including those of related parties and de facto agents of the Company. The Company then quantitatively determines whether its variable interests will absorb a majority of the VIE’s expected losses or residual returns. If the Company will absorb the majority of the VIE’s expected losses or residual returns, the Company consolidates the VIE.

•	If the VIE does not meet the criteria above, then the VIE will be consolidated by the reporting entity that determines it has both:

(i)	the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and

(ii)	the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE

Entities that are assessed for consolidation under this framework include asset-backed financing entities such as CLOs and investments in qualified affordable housing partnerships.
When evaluating entities for consolidation under this framework, the Company considers its contractual rights in determining whether it has the power to direct the activities of the VIE that most significantly impact the VIEs economic performance. In determining whether the Company has this power, it considers whether it is acting as an asset manager enabling it to direct the activities that most significantly impact the economic performance of an entity or if it is acting in a more passive role such as a limited partner without substantive rights to impact the economic performance of the entity.
In determining whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers an analysis of its rights to receive benefits such as management and incentive fees and investment returns and its obligation to absorb losses associated with any investment in the VIE in conjunction with other qualitative factors.
If the Company consolidates a VIE under either accounting model, it is referred to as the VIE’s primary beneficiary.
The Company manages certain VOE property funds (pooled investment vehicles) that are structured as limited partnerships that are not VIEs, for which the Company is the general partner. As a general partner, the Company is presumed to control the limited partnership unless the limited partners have the ability to dissolve the partnership or have substantive participating rights such as the ability to remove the Company as general partner with a simple majority vote.
Note 4. Consolidated Investment Entities, page 122

2.	We note your disclosure on page 11 that you managed $5.5 billion of assets and provide collateral management services related to CLOs at December 31, 2013. Please address the following:

•
Tell us if your consolidated investment entities include CLOs and revise your disclosure to clarify. In your response, tell us if you have any unconsolidated CLOs and provide us with your consolidation analysis.

•	Clarify within your consolidation policy (on page 111) your accounting treatment for CLOs.
Company Response:
Our consolidated investment entities include CLOs. In Note 4. Consolidated Investment Entities (beginning page 111) the Company has used the CDO acronym that includes CLOs and CDOs collectively. However, the Company currently manages entities that are more accurately described as CLOs. Commencing with the Company’s Form 10-K for the year ended December 31, 2014, we will clarify that our consolidated investment entities are CLOs and use terminology consistent throughout our Form 10-K.
As of December 31, 2013 the Company was collateral manager for 13 CLOs totaling $5.5 billion of assets, of which all but one are consolidated. For all of the consolidated CLOs, the Company invested in the unrated subordinated notes (“Sub Notes”) issued by the CLOs. The Company’s ownership percentage of the investment in the Sub Notes is typically 10 percent but ranges from 6.5 percent to 15 percent. The Sub Notes are subordinated to other interests in the entities and entitle the holders to receive residual cash flows, if any, from the entity. The Sub Notes bear the first risk of loss of the underlying collateral. CLO investors usually desire the collateral manager to share in the risk of the entity through an investment in the Sub Notes. The Company did not invest in the unconsolidated CLO as a result of negotiations with the majority investor in the Sub Notes as discussed further below.
The Company has quarterly internal controls designed to identify and analyze newly formed or acquired VIEs as well as existing VIEs to determine the appropriate accounting for these entities. Our process requires written documentation to be prepared for each entity evaluated for consolidation under the appropriate accounting guidance. The analysis includes a detailed review of the purpose and design of the entity, the legal documents, our involvement in the structure and our accounting conclusion. The analysis for each entity includes a review by appropriate accounting policy personnel, senior management, and is shared with our independent audit engagement team.
The Company’s CLOs are VIEs and are evaluated for consolidation within the guidance of ASC 810-10-25-38A. The CLOs are asset-backed financing entities that do not qualify for the deferral of ASC Topic 810, Consolidation within ASU 2010-10, Amendments for Certain Investment Funds.
The following is the Company’s consolidation analysis for the CLO that is not consolidated.
VIE assessment and variable interest identification
The Company determined the CLO is a VIE because the structure is financed with debt and includes only de minimus equity. Therefore the CLO does not have sufficient equity for the entity to finance its activities without additional subordinated financial support, and the VIE criteria of ASC 810-10-05-8 has been met.
The next step identified any variable interests held by the Company. As previously noted, the Company does not have an investment in the unconsolidated CLO. However as collateral manager for the CLO, the Company receives fees (i.e., senior management, subordinated management, and incentive) for managing the CLO collateral portfolio. The senior management fee is a fixed percentage of the outstanding principal amount of the CLO collateral, payable senior to the payment of interest on the CLO notes. The subordinated management fee is a fixed percentage of the outstanding principal amount of the CLO collateral, payable subordinate to the payment of interest on the CLO notes. The incentive fee is a fixed percentage of the excess cash flows after the Sub Note holders receive a specified internal rate of return.
In evaluating whether these fees are variable interests the Company reviewed ASC 810-10-55-37 & 38. The subordinated management fee and the incentive fee are subordinated to the operating liabilities of the CLO; therefore, criterion b of ASC 810-10-55-37 would not be met and the Company’s fees would be considered a variable interest.
Primary beneficiary assessment
A reporting entity has a controlling financial interest, as defined by ASC 810-10-25-38A, if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.
The assessment of the power criterion requires an analysis of the purpose and design of the CLO. The CLO is created to provide investors returns based on varying levels of credit risk. As collateral manager, the Company is responsible for managing the CLO’s collateral portfolio and the CLO’s credit risk. The Company has concluded that management of the collateral and credit risk provides the Company the power to direct the activities that most significantly impact the economic performance of the CLO. However, there are limitations to the Company’s ability to control these activities of the unconsolidated CLO unique to this entity.
When the CLO was established and marketed to investors, a single investor purchased a majority of the Sub Notes. In order to protect their investment, the investor required certain rights be included in the collateral management agreement over the replacement of a key employee that has primary responsibility for managing the underlying collateral for the Company in its role as collateral manager. These rights limit the Company’s ability to replace this key person without approval of the majority Sub Note investor. If the majority Sub Note investor does not approve a replacement candidate they have the ability to remove the Company as collateral manager. This right would be operable in any event that the key employee identified would no longer have primary responsibility for managing the CLO including if the employee separated from the Company. In addition, the majority Sub Note investor can restrict the Company’s ability to assign our rights as the collateral manager. Further, in connection with certain corporate transactions the Company may undertake such as a merger or asset sale, the majority Sub Note investor could withhold their consent and force the Company’s resignation as collateral manager of the unconsolidated CLO. From a business perspective the Company views these limitations on our power to be significant and agreed to these limitations after informing the investors that the Company would not make an investment in the entity. This decision to not invest gave up our ability to share in the residual cash flows of the transaction and avoided having a cash investment at risk.

The Company considered its exposure to the risk and returns of the CLO to determine qualitatively and quantitatively whether they would be considered potentially significant. As the Company does not have an investment in the unconsolidated CLO, it does not have an obligation to absorb any losses of the CLO, but may earn fees less than anticipated based upon the CLO’s performance. The Company also considered its right to receive potential benefits from the CLO. With the Company having the ability to share in the returns through the management and incentive fees, a quantitative assessment was performed where the returns of the CLO were projected under a best case scenario (i.e. zero defaults of the underlying collateral). The Company utilized a best case scenario acknowledging that the accounting literature would generally require an evaluation of potential significance in this context without regard to probability. Under the best case scenario, the Company would share in 10.6 percent (including 1.5 percent from incentive fees) of the returns of the CLO.
The Company exercised judgment in determining whether it has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. In addition to the qualitative analysis above, the Company considered the following qualitative factors in making the determination:

•	The Company considered that by design of the transaction it surrendered significant control rights as collateral manager to the majority Sub Note investor

•	The Company does not have any obligation to absorb losses from an investment

•	The Company believes the fee arrangement is consistent with fees charged by our peers (i.e. at-market)

•	The Company does not provide any sort of guarantee of the CLO debt or provide any financial support to the structure

•	The Company did not contribute, transfer, or sell any of the underlying assets to the structure
After considering the aggregate of the qualitative and quantitative factors, the Company concluded that we should not consolidate this CLO as the Company does not have the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Please note that in our response to your first question, we have expanded our accounting policy discussion to clarify the Company’s accounting treatment for CLOs.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact Jeanne Stadtlander at 612-671-4838 or the undersigned at 612-678-4769.
Very truly yours,
/s/ David K. Stewart
David K. Stewart
Senior Vice President and Controller

cc:
James M. Cracchiolo, Chairman and Chief Executive Officer
Walter S. Berman, Executive Vice President and Chief Financial Officer

Michelle Miller
Division of Corporation Finance
Securities and Exchange Commission

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